



SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
WASH, D.C.
203
SECTION

07005240

SEC... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~111045~~ 53177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eltekon Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Congress Avenue Suite 250
(No. and Street)

Austin (City) TX (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alicia King 512-687-0317
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melton and Melton
(Name – *if individual, state last, first, middle name*)

11302 (Address) Richmond Avenue (City) Houston, TX (State) 77082 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alicia King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eltekon Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public



TERRY A. TEAL
MY COMMISSION EXPIRES
August 5, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

March 28, 2007

To the Member of
Eltekon Securities, LLC

We have audited the accompanying statement of financial condition of Eltekon Securities, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eltekon Securities, LLC at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Melton & Melton, L.L.P.

11302 RICHMOND AVENUE • HOUSTON, TEXAS 77082-2616 (281) 759-1120 FAX: (281) 759-5500

ELTEKON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents		$126,215
Accounts receivable		28,295
Prepaid expenses and other		10,922
		$165,432

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable - trade		$ 3,378
Payable to clearing broker		49,995
Accounts payable - affiliate		4,396
Accrued commissions		15,460
Total liabilities		73,229
Commitments and Contingencies		
Member's Equity:		
Contributed capital	$137,636	
Accumulated deficit	(45,433)	92,203
		$165,432

(See Notes to Financial Statements)

ELTEKON SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

Revenues:		
Mutual fund trailing fees		$ 10,995
Management fees		67,969
Commission fees		328,969
Management fee waiver		10,527
Interest		3,023
		421,483
Expenses:		
Clearing and execution expense	$ 23,188	
Registration fees	17,032	
Professional fees	18,100	
Commissions, salaries, and payroll expenses	278,869	
Management fees	12,000	
Other expenses	41,222	390,411
Net income		**$ 31,072**

(See Notes to Financial Statements)

ELTEKON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2006

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2005	$124,636	$(76,505)	$48,131
Forgiveness of related party debt	13,000		13,000
Net income		31,072	31,072
Balance at December 31, 2006	$137,636	$(45,433)	$92,203

(See Notes to Financial Statements)

ELTEKON SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash Flows from Operating Activities:	
Net income	$ 31,072
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	6,268
Prepaid expenses and other	(1,154)
Accounts payable - trade	(13,862)
Payable to clearing broker	6,583
Affiliate accounts	6,296
Accrued commissions	(6,141)
Total adjustments	(2,010)
Net cash provided by operating activities	29,062
Cash Flows from Financing Activities:	
Proceeds from related party	13,000
Net cash provided by financing activities	13,000
Increase in cash and cash equivalents	42,062
Cash and Cash Equivalents, beginning of year	84,153
Cash and Cash Equivalents, end of year	$126,215

(See Notes to Financial Statements)

ELTEKON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization and Operations

Eltekon Securities, LLC (the "Company") is a Texas limited liability company formed on December 18, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and various states, and is a member of the National Association of Securities Dealers ("NASD"). As an introducing broker-dealer, the Company does not hold customer funds or securities; however, it will clear all customer transactions on a fully disclosed basis through a clearing broker.

The Company is a wholly owned subsidiary of Eltekon Financial, LLC ("EF"), who is the parent and sole member. The Company and its parent rely on contributions from investors to fund operations. Eltekon Holdings, LLC ("EH"), the parent of EF, has entered into a funding agreement with its members on January 1, 2007 providing that the members will fund any capital requirements of the Company through the year ended December 31, 2007.

Revenue Recognition

Commission fees are revenues from securities transactions and are recorded on a trade-date basis. Mutual fund trailing fees are accrued monthly as earned. Management fees represent fees charged to customers whose accounts are managed by the Company.

Clearing and Execution Expense

Clearing and execution expense represents charges paid to the clearing broker for the execution of trades for customers of the Company and its affiliate. These charges are recorded on a trade-date basis.

Accounts Receivable

Accounts receivable include commissions on 2006 trades that were not yet received at December 31, 2006.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand and in banks and other short-term highly liquid instruments with original maturities of three months or less.

Payable to Clearing Broker

Payable to clearing broker represents the amount due for clearing, execution, and sundry charges.

ELTEKON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2006

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company, EF, and EH are treated as partnerships for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The members of EH are taxed individually on the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of EH.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

NOTE 2 - MANAGEMENT AGREEMENT

The Company and an affiliate have a management agreement in which the affiliate agrees to pay certain overhead expenses of the Company. The Company is also required to pay a management fee of $1,000 per month; however, the affiliate has elected to waive a portion of these fees. The waived amount is included in revenues on the accompanying statement of operations.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company's ratio of aggregate indebtedness to regulatory net capital was .90 to 1 and its regulatory net capital of $81,281 was in excess of the minimum net capital required of $50,000.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between Eltekon Securities, LLC and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE 4 - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2006.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company and the clearing broker, through which accounts are introduced, attempt to control the risks associated with customer activities by limiting customer accounts to only cash-type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $25,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

NOTE 6 - OMISSION OF CERTAIN SCHEDULES

The schedules "Computation for Determination of Reserve Requirements," pursuant to Rule 15c3-3 and specified by Rule 17a-5(d)(3), and "Information Relating to Possession or Control of Securities," as specified by Rule 15c3-3 and Rule 17a-5(d)(3), were both omitted and not required inasmuch as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company is an introducing broker-dealer and clears all transactions for customers on a fully disclosed basis with a clearing broker who carries all of the customer accounts.

NOTE 7 - FORGIVENESS OF RELATED PARTY DEBT

The Company incurred debt with a related party during 2006. Based on a decision made by management of the related party and the Company, the debt will not be repaid. In accordance with accounting principals generally accepted in the United States of America, the forgiveness of related party debt has been treated as a capital transaction by increasing paid-in capital.

SCHEDULE I

ELTEKON SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

Net capital	
Total member's equity	$ 92,203
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses and other	(10,922)
Net capital	$ 81,281
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 73,229
Total aggregate indebtedness	$ 73,229
Computation of basic net capital requirement:	
Minimum net capital required	$ 50,000
Excess net capital at 1,500 percent	$ 31,281
Excess net capital at 1,000 percent	$ 73,958
Ratio: Aggregate indebtedness to net capital	.90 to 1

There are no reconciling items between net capital calculated above and the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006).



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL

March 28, 2007

To the Member of
Eltekon Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Eltekon Securities, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management[1] are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

11302 RICHMOND AVENUE • HOUSTON, TEXAS 77082-2616 (281) 759-1120 FAX: (281) 759-5500

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mutt : Mutt, L.L.P.

END